UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date May 06, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTOR

No.TEL.126 /PR000/COP-A00700000/2014

INTENTION TO CANCEL LISTING OF AMERICAN DEPOSITARY SHARES

Jakarta, May 6, 2014 – Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. hereby announces that it has applied for the cancellation of the listing of its American Depositary Shares (each representing 200 Series B Common Shares of IDR50 each) (the "ADSs") on the Official List, which will result in the cancellation of the trading of its ADSs on the London Stock Exchange, to take effect on 5 June 2014.

The company maintains it primary listing for shares on the Indonesian Stock Exchange (IDX) and for ADSs on New York Stock Exchange (NYSE).

This notice is given in fulfilment of the obligation under LR 5.2.8.

Sincerely yours,

/s/ Hendra Purnama

Hendra Purnama

Acting VP Investor Relations

For further information please contact:

PT Telekomunikasi Indonesia, Tbk.
Investor Relations
Tel.: 62-21-5215109
Fax.: 62-21-5220500 E-mail: investor@telkom.co.id Website: www.telkom.co.id